U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35384

CUSIP NUMBER 23786R201

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

                        ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.	REGISTRANT INFORMATION.

Data Storage Corporation

Full Name of Registrant

Not Applicable
Former Name if Applicable

244 5th Avenue, 2nd Floor, Suite 2821

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data Storage Corporation (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) by November 14, 2025 due to a delay in obtaining and compiling information required to be included in the Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort or expense. The Company requires additional time to finalize its financial statements for such quarterly period.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Charles M. Piluso	(212) 564-4922

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant change in its results of operations for the quarter ended September 30, 2025 compared to the quarter ended September 30, 2024. The Company is unable to quantify the anticipated changes at this time because the financial statements are not yet finalized; however, the expected change is primarily attributable to the sale of the Company’s cloud solutions business, which was consummated on September 11, 2025. As a result of this transaction, the Company anticipates reporting a decrease in income from discontinued operations and an increase in net income and earnings per share for the quarter, driven primarily by the gain recognized on the divestiture and the receipt of cash proceeds from the sale. The Company is continuing to evaluate the accounting effects of the transaction, which may impact final reported results.

Data Storage Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATA STORAGE CORPORATION

Dated: November 14, 2025	By:	/s/ Charles M. Piluso
Charles M. Piluso
Chief Executive Officer